

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2012

Via E-mail
Scott Macdonald
Chief Financial Officer
Starz, LLC
8900 Liberty Circle
Englewood, Colorado 80112

> **Re: Starz, LLC**
> **Registration Statement on Form S-4**
> **Filed October 23, 2012**
> **File No. 333-184551**

Dear Mr. Macdonald:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the $500,000,000 aggregate principal amount of your 5.00% Senior Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Exchange Act. We note that as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration

time instead of an expiration time of midnight on what ultimately may be
the twentieth business day following commencement. Please confirm that
the offer will be open at least through midnight on the twentieth business
day. See Rule 14d-1(g)(3).

3. Please update the financial statements and other financial information in the filing to
include the interim period ended September 30, 2012.

LMC Relationships and Recent Developments, page 3

4. We note your disclosure that in connection with the Liberty Spinco, Inc. spin-off from
Liberty Media Corporation, it is expected that Starz, LLC will distribute approximately
$1.8 billion in cash to Liberty Media, of which $400 million has been paid to date.
Please revise to disclose the specific date(s) the $400 million cash distribution was made
by Starz to Liberty Media. Also, we note the total cash distribution amount is dependent
on the financial performance and cash position of Starz, LLC. Please identify who will
evaluate your financial performance and cash position and the measures by which such
items will be assessed. Disclose whether there is a minimum cash amount that must be
distributed to Liberty Media by Starz in connection with the Liberty Spinco, Inc. spin-off.
Finally, provide updated information throughout your registration statement related to
how much is available for drawdown from your credit facility.

5. Further, we note that in connection with Liberty Spinco spin-off, Starz will distribute its
corporate office building and related building improvements to Liberty Media
Corporation, which will then lease back, through its own subsidiary, the use of such
facilities to Starz. We note your disclosure that the terms of such lease are still being
negotiated. Please revise to discuss when you anticipate the lease agreement being
completed. Please also discuss whether you anticipate filing a copy of the lease
agreement as an exhibit to this registration statement.

The interests of our sole member may not coincide with yours…, page 19

6. Please create a separate risk factor and heading addressing the risks associated with your
obligations related to the spin-ff.

Legal Proceedings, page 80

7. Please revise your disclosure to provide the name of the court(s) in which your
proceedings with DISH Network L.L.C. are pending. Refer to Item 103 of Regulation S-
K.

Grant of Plan-Based Awards, page 92

8. We note your disclosure in footnote 1 to the table stating that your 2011 performance-

based bonus program does not provide for a threshold bonus amount for any named executive officer. However, we note disclosure on page 85 stating that payouts under your 2011 performance-based bonus program range from a threshold payout of 50% of the targeted bonus amount if the actual performance metrics equal 85% of the annual budgeted amounts. Please advise or revise.

Certain United States Federal Income and Estate Tax Consequences, page 142

9. We note your disclosure that you do not intend to obtain an opinion of counsel with respect to the tax consequences of acquiring, holding or disposing of the notes. However, Exhibit 8.1 to your registration statement asserts that this discussion constitutes counsel's opinion as to the material U.S. federal income tax consequences relating to the transaction. Please revise the disclosure in your registration statement to clearly state that this discussion constitutes counsel's opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Steven D. Miller, Esq.